Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

May 14, 2012

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:    Response to SEC Comment Letter dated April 30, 2012
SEC File No. 1-33664

Ladies and Gentlemen:

We are writing in response to your letter to Charter Communications, Inc. (“Charter,” “we” or the “Company”) dated, April 30, 2012.

We have considered the Staff's comments relating to our Form 10-K for the Fiscal Year Ended December 31, 2011 and have set forth below our responses to each of the comments.

*****

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 34

1.
We note your response to prior comment 3 from our letter of March 21, 2012. Please tell us in detail why you believe that average monthly total revenue per basic video customer is an appropriate measure for investors to consider in making investment decisions. In this regard, we note that this measure includes in the numerator total revenues (video, internet and telephone), but the denominator only includes basic video customers. We also note on page 42 that average monthly total revenue per basic video customer increased from $114 in 2009 to $126 in 2010 to $136 in 2011. However, it appears that a significant factor contributing to the year to year increase is due to: (1) a steadily increasing numerator due to this increase in revenue from internet customers (without including internet customers in the denominator), and (2) a steadily declining denominator due to the significant losses of basic video customers.

Average monthly total revenue per basic video customer is still widely used by the cable industry and is regularly requested by investors.  We therefore have included this statistic in our periodic reports to provide the statistic to those following the industry in a Regulation FD compliant manner.  We believe that this statistic has become less relevant over time as we continue to expand our product lines. We believe a more relevant statistic is now product ARPU and as

Securities and Exchange Commission
May 14, 2012

discussed in our previous letter dated April 11, 2012 and in response to this letter, we intend to include ARPU by product line and will remove total ARPU from our Form 10-Q and Form 10-K filings with the SEC. This change was implemented in our Quarterly Report on Form 10-Q for the first quarter 2012 as shown on pages 24 and 25. Total ARPU was deleted from the revenue discussion on page 23. Because the statistic is still requested by some investors, we will include total ARPU (along with product ARPU) on our operating statistics page of our earnings materials.

2.	In future filings please briefly describe how you calculate each of the more discrete ARPU measures.

We will include product ARPU in future filings in our customer table along with a description of how it is calculated. Product ARPU will be discussed within MD&A as described in our response to comment 4 of your letter of March 21, 2012 and will be cross referenced to the definition in the customer table. This change was implemented in our Quarterly Report on Form 10-Q for the first quarter 2012 as shown on pages 21 and 22.

Results of operations, page 42

3.
We note your response to prior comment 5 from our letter of March 21, 2012. In regards to your response that any differences between geographic markets would not be material to investors, please tell us what relevant quantitative and qualitative financial performance measures management considered and analyzed and what materiality thresholds were used that formed the basis for its conclusion that the financial performance differences between geographic markets were immaterial to the company's investors.

As discussed in the Business section of our 10-K, although our field operations are managed geographically, we substantially have standard marketing and pricing plans across our footprint. Our customer care operations are centralized and are not specific to individual markets. Our network is centrally planned and our national and regional core networks are consistent across our footprint allowing us to offer consistent products across our footprint.

The performance of the Company is driven primarily by our offers in market and by competition. Our principal competitors for video services are direct broadcast satellite (“DBS”) providers. DBS competition extends throughout our entire footprint and is not differentiated by market. As we noted in our response to comment 6 in your letter dated March 21, 2012, we have at times seen disproportionate losses in particular markets when new competitors such as AT&T and Verizon have entered a market. Those markets, in which we compete against AT&T and Verizon, however are dispersed throughout our geographic areas and not specific to an individual key market area. We believe it is more relevant to investors to consider the impact of competition to the entire company as opposed to the impact to a particular geographic area.

Any business will see a level of variability among geographic areas that will vary over time. All of our key market areas showed net video losses in 2011 ranging from 3% to 9% of beginning video customers. Revenue growth ranged from -1% to 5% and adjusted EBITDA growth ranged from 0% to 6%. Given these ranges and because all of our key market areas are similarly sized with no one area making up more than 12% of total company revenue, the performance of any one area has not had a significant impact to the company as a whole. Thus we believe financial performance differences are immaterial to our investors.

Securities and Exchange Commission
May 14, 2012

****

In accordance with your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the applicable filings;

•	staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review of our responses to your letter or address any additional comments the Staff may have, if necessary, we would welcome a conference call to discuss. You may contact the undersigned at 314-543-2407 or by e-mail at rick.dykhouse@chartercom.com. Thank you for your attention in this matter.

Sincerely,

/s/ Richard R. Dykhouse
Richard R. Dykhouse
Senior Vice President, General Counsel
and Corporate Secretary